UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Invesco Advantage Municipal Income Trust II

(Name of Issuer)

SERIES 2015/6-VKI VARIABLE RATE MUNI TERM PREFERRED SHARES

(Title of Class of Securities)

46132E855

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center  100 North Tryon Street  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,160

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANC OF AMERICA PREFERRED FUNDING CORP 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,160

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,160

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 2,160 Series 2015/6-VKI Variable Rate Muni Term Preferred Shares (CUSIP No. 46132E 855) (“VMTP Shares”) of Invesco Advantage Municipal Income Trust II (the “Issuer” or the “Company”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the purchase of VMTP Shares by BAPFC (as defined below). The Issuer’s principal executive offices are located at 1555 Peachtree Street, N.E., Suite 1800 Atlanta, Georgia 30309.

Item 2.	Identity and Background

(a)
This Statement is being filed on behalf of each of the following persons (together, the “Reporting Persons”):

(i) Bank of America Corporation (“BAC”); and

(ii) Banc of America Preferred Funding Corporation (“BAPFC”).

This Statement relates to the VMTP Shares that were purchased for the account of BAPFC.

(b)
The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BAPFC is:

214 North Tryon Street
Charlotte, North Carolina 28255

(c)
BAC and its subsidiaries provide diversified global financial services and products. The principal business of BAPFC is to make investments and provide loans to clients. Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I hereto, and is incorporated by reference herein.

(d)
Other than as set forth on Schedule II hereto, which is incorporated by reference herein, during the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)
Other than as set forth on Schedule II hereto, which is incorporated by reference herein, during the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $216.2 million. The source of funds was the working capital of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4.	Purpose of Transaction

BAPFC purchased the VMTP Shares for investment purposes. The VMTP Shares were acquired by BAPFC from a third party on November 19, 2019. In connection with the transaction, BAPFC entered into a Variable Rate Muni Term Preferred Shares Purchase Agreement, dated as of November 19, 2019, to set forth certain terms of the VMTP Shares purchased by BAPFC, a copy of which is filed herewith as Exhibit 99.5.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)
The responses of the Reporting Persons in Item 3 and Item 4 of this Statement are incorporated herein by reference. The Reporting Persons have not effected any other transactions in the VMTP Shares during the past sixty (60) days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the VMTP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 3 and Item 4 of this Statement are incorporated herein by reference. With respect to the VMTP Shares owned by BAPFC, on November 19, 2019, BAPFC assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated November 19, 2019, by and among BAPFC, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”), a copy of which is filed herewith as Exhibit 99.3. Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by BAPFC. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. BAPFC has the right to cause the Company to register the VMTP Shares pursuant to a Registration Rights Agreement, dated November 19, 2019, by and between the Company and BAPFC, a copy of which is filed herewith as Exhibit 99.4.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement, dated as of November 27, 2019, by and between Bank of America Corporation and Banc of America Preferred Funding Corporation.

Exhibit 99.2 Limited Power of Attorney of Bank of America Corporation, dated November 29, 2018.

Exhibit 99.3 Voting Trust Agreement, dated as of November 19, 2019, by and among Lord Securities Corporation, as trustee, Banc of America Preferred Funding Corporation and Institutional Shareholder Services Inc.

Exhibit 99.4 Registration Rights Agreement, dated as of November 19, 2019, by and between Invesco Advantage Municipal Income Trust II and Banc of America Preferred Funding Corporation.

Exhibit 99.5 Variable Rate Muni Term Preferred Shares Purchase Agreement, dated as of November 19, 2019, by and among Invesco Advantage Municipal Income Trust II and Banc of America Preferred Funding Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

November 27, 2019	By:	/s/ Ally Pecarro
Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

November 27, 2019	By:	/s/ Michael Jentis
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)